e10039viii_form13f
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 03/31/11

Check here if Amendment [ ];   Amendment Number: ___
This Amendment (Check only one.):   [ ] is a restatement
                                     [ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: INTEGRAL CAPITAL MANAGEMENT VIII, LLC
Address: 3000 Sand Hill Road
                Bldg 3, Suite 240
                Menlo Park, CA 94025

Form 13F File Number: 028-12759

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: John A. Powell
Title: Manager
Phone: (650) 233-3505

Signature, Place, and Date of Signing:

/s/ John A. Powell

John A. Powell   Menlo Park, California   April 13, 2011
  Signature   City, State   Date

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

<PAGE>

FORM 13F SPECIAL ELECTRONIC FILING INSTRUCTIONS Continued

FORM 13F SUMMARY PAGE

List of Other Managers Reporting for this Manager:

I AM SIGNING THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934.

Report Summary:

Number of Other Included Managers:	-0-
Form 13F Information Table Entry Total:	10
Form 13F Information Table Value Total: (Thousands)	$55,667

List of Other Included Managers:

No. 13F File Number   Name

NONE

<PAGE>

<TABLE>

INTEGRAL CAPITAL MANAGEMENT VIII, LLC
FORM 13F INFORMATION TABLE
AS OF 03/31/11

<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Apple Computer	COM	037833100	9,408	27,000	SH		Sole		27,000		
Celera Corporation	COM	15100E106	5,272	650,000	SH		Sole		650,000		
DeNA Co, Ltd.	COM	99AB0V066	5,420	150,000	SH		Sole		150,000		
Expedia Inc.	COM	30212P105	4,079	180,000	SH		Sole		180,000		
Gilead Sciences Inc	COM	375558103	5,942	140,000	SH		Sole		140,000		
Google Inc.	COM	38259P508	8,793	15,000	SH		Sole		15,000		
QUALCOMM Inc.	COM	747525103	6,854	125,000	SH		Sole		125,000		
ServiceSource	COM	81763U100	122	10,000	SH		Sole		10,000		
Suntech Power Holdings Co, Ltd	COM	86800C104	2,465	250,000	SH		Sole		250,000		
Tencent Holdings Ltd.	COM	99A9PY910	7,312	300,000	SH		Sole		300,000		

REPORT SUMMARY   10   DATA RECORDS   55,667   OTHER MANAGERS ON WHOSE BEHALF REPORT IS FILED

</TABLE>